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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 67406

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAMPTON HEDGE FUND MARKETING LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2605 GENEVA HILL COURT
(No. and Street)

OAKTON (City) VA (State) 22124 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS H MCGREGOR 703-536-0205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KERICH, JAMES EDWARD
(Name – *if individual, state last, first, middle name*)

26501 RIDGE ROAD (Address) DAMASCUS (City) MD (State) 20872 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 28 2013 REGISTRATIONS BRANCH 16

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas McGregor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hampton Hedge Fund Marketing, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PREETHI RAJ
NOTARY PUBLIC
COMMONWEALTH OF VIRGINIA
COMMISSION EXPIRES: AUGUST 31, 2015
NOTARY REGISTRATION NO: 7505543

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

HAMPTON HEDGE FUND MARKETING LLC

FINANCIAL STATEMENTS

FOR THE YEAR
ENDED DECEMBER 31, 2012

PUBLIC

HAMPTON HEDGE FUND MARKETING LLC

CONTENTS

JK JAMES E. KERICH
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITORS' REPORT

To the Member of
Hampton Hedge Fund Marketing, LLC

I have audited the accompanying financial statements of Hampton Hedge Fund Marketing, LLC (the "Company") which comprise the statement of financial condition as of December 31, 2012 and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for our audit opinion.

26501 Ridge Road · Damascus, Maryland 20872 · Phone (301) 253-3700 · Fax (240) 597-5900 · james_kerich@kerich.net

JAMES E. KERICH
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITORS' REPORT (CONTINUED)

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hampton Hedge Fund Marketing, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

, CPA

Damascus, MD
February 22, 2013, except for Note J, as to which the date is March 21, 2013

26501 Ridge Road · Damascus, Maryland 20872 · Phone (301) 253-3700 · Fax (240) 597-5900 · james_kerich@kerich.net

HAMPTON HEDGE FUND MARKETING LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash	$35,594
Prepaid expenses	2,888
TOTAL ASSETS	$38,482

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accrued expenses payable	$11,733
MEMBERS' EQUITY	26,749
TOTAL LIABILITIES AND MEMBERS' EQUITY	$38,482

See accompanying notes and auditors' report

HAMPTON HEDGE FUND MARKETING LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUE		
Fee income		$ 210,978
Other income		2,465
TOTAL REVENUE		213,443
EXPENSES		
Director fees	$ 75,000	
Professional fees	21,310	
Office rent	11,400	
Telephone	8,198	
Travel and entertainment	3,208	
Regulatory fees	3,093	
Insurance	219	
Taxes, other than on income	85	
TOTAL EXPENSES		122,513
NET INCOME		$ 90,930

See accompanying notes and auditors' report

HAMPTON HEDGE FUND MARKETING LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012

Members' equity - January 1, 2012	$ 40,419
Capital withdrawals	(104,600)
Net income	90,930
Members' equity - December 31, 2012	$ 26,749

See accompanying notes and auditors' report

HAMPTON HEDGE FUND MARKETING LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income		$ 90,930
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in operating assets:		
Prepaid expenses	2,888	
Increase in operating liabilities:		
Accrued expenses payable	(2,943)	
TOTAL ADJUSTMENTS		(55)
NET CASH PROVIDED BY OPERATING ACTIVITIES		90,985
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital withdrawals	(104,600)	
NET CASH USED BY FINANCING ACTIVITIES		(104,600)
NET DECREASE IN CASH		(13,615)
CASH AT BEGINNING OF YEAR		49,209
CASH AT END OF YEAR		$ 35,594

See accompanying notes and auditors' report

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Hampton Hedge Fund Marketing, LLC (the "Company") began doing business as a registered broker-dealer with the Securities and Exchange Commission in January 2007. The principal source of the Company's income is generated from the private placement of securities. In this capacity, the firm places assets with investment managers for its qualified individual and institutional customers.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, fund manager, customer and/or other counterparty with which it conducts business.

Basis of Accounting

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America. Advisory Fee income is recognized as earned, taking into consideration the terms of contractual arrangements and the period in which services are rendered.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value Measurements

In accordance with generally accepted accounting principles, management implemented Financial Accounting Standards Board ASC Topic 820 (Fair Value Measurements and Disclosures) and has determined that it bears no material effect on the financial statements as presented.

26501 Ridge Road · Damascus, Maryland 20872 · Phone (301) 253-3700 · Fax (240) 597-5900 · james_kerich@kerich.net

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statement of Cash Flows

The Company maintains cash with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). For purpose of reporting cash flows, the Company considers cash and cash equivalents as those amounts which are not subject to restrictions or penalties and have an original maturity of three months or less.

NOTE B - INCOME TAXES

Effective January 1, 2009, the Company has elected to be treated as a pass-through entity (an "S-Corporation") for federal and Virginia income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported by its owners on their respective income tax returns. Accordingly, these financial statements do not reflect a provision for income taxes.

Penalties and interest assessed by income taxing authorities are included in operating expenses.

The Company recognizes tax benefits only to the extent that the Company believes it is "more likely than not" that its tax positions will be sustained upon examination by the taxing authorities. For the year ended December 31, 2012, management believes that all of the positions taken on its federal and state income tax returns would more likely than not be sustained upon examination. The federal income tax returns of the Company for 2012, 2011 and 2010 are subject to examination by the IRS, generally for three years after they were filed.

NOTE C - MAJOR CUSTOMER

For the year ended December 31, 2012, 95% of the Company's advisory fee income comes from two customers.

26501 Ridge Road · Damascus, Maryland 20872 · Phone (301) 253-3700 · Fax (240) 597-5900 · james_kerich@kerich.net

NOTE D – RESERVE REQUIREMENT PURSUANT TO RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

NOTE E – RELATED PARTY TRANSACTION

The Company rents space from a property owned by the shareholder. The monthly rent for this space is $950 per month and is on a month to month basis. The total cost incurred for 2012 was $11,400.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2012, the Company had net capital of $23,861, which exceeded the minimum requirement of $5,000 by $18,861. The Company's ratio of aggregate indebtedness to net capital ratio was .49 to 1.

NOTE G - DEFINED BENEFIT PENSION

The Company sponsors a qualified, noncontributory defined-benefit retirement plan covering substantially all of its employees. The benefits are based on each employee's years of service up to a maximum of 10 years and the highest average compensation received during any 3 consecutive years. An employee becomes fully vested upon completion of 5 years of qualifying service.

The company uses a December 31 measurement date for its plans. The following tables set forth further information about the Company's defined benefit pension plan as of and for the year ended December 31, 2012:

26501 Ridge Road · Damascus, Maryland 20872 · Phone (301) 253-3700 · Fax (240) 597-5900 · james_kerich@kerich.net

NOTE G - DEFINED BENEFIT PENSION (Continued)

Obligations of Funded Status		
Projected benefit obligation	($	785,052)
Fair value of plan assets		201,009
Funded status	($	584,043)
Accumulated benefit obligation	($	754,551)
Employer Contributions		0
Participant Contributions		0
Benefits Paid		0

The Company has a net accrued pension obligation of $351,415 at December 31, 2012 and the amount that would be recognized in accumulated other comprehensive income consist of a loss arising during the period ended December 31, 2012 of $232,628.

Cash Flows
It is the policy of the Company to fund an amount to the pension plan each year that will maximize its deduction for federal income tax purposes. The Company's contribution to the pension plan is discretionary and currently has not determined an amount, if any, to be funded to the plan for 2012. Management has decided there is no probability that the net accrued pension obligation will be funded and therefore has not recorded this obligation on its financial statements as of December 31, 2012.

The benefit payments are indeterminate at the current time.

Assumptions
The company used a weighted average discount rate of 5.0% and an expected return on plan assets of 5.0% to determine benefit obligations and net periodic benefit cost at and for the year ended December 31, 2012.

The Company's expected rate of return on plan assets is determined by the plan assets' historical long-term investment performance, current asset allocation, and estimates of future long-term returns by asset class.

26501 Ridge Road · Damascus, Maryland 20872 · Phone (301) 253-3700 · Fax (240) 597-5900 · james_kerich@kerich.net

NOTE G - DEFINED BENEFIT PENSION (Continued)

Plan Assets

The Company's pension plan weighted-average asset allocations at December 31, 2012 by asset category are as follows:

Asset Category	
Hedge Funds	47%
Equity Securities	3
Unsecured Debt	50
Total	100%

The Company's investment strategy is to provide a modest return (5 – 10%) per year by investing in stocks, bonds, cash and hedge fund instruments. The Company attempts to mitigate investment risk by providing a diversified pool of assets with little correlation to major stock indices.

No plan assets are expected to be returned to the Company during 2013. The Plan divested $230,000 to plan beneficiaries during 2009 due to economic hardship withdrawals of which $100,000 will be repaid. As of December 31, 2012, the money is held by the plan as unsecured debt. No plan assets are expected to be returned to the Company 2013.

NOTE H – DATE OF MANAGEMENT EVALUATION

Management has evaluated subsequent events through February 22, 2013, the date the financial statements were available to be issued, and determined that no events have occurred subsequent to the balance sheet date that would require adjustment to, or disclosure in, the financial statements.

NOTE I – SUBORDINATED CLAIMS

As of December 31, 2012, the Company had not entered into any subordinated loan agreements.

NOTE J – Event Subsequent to the Date of the Independent Auditor's Report

A reference contained in Note D of the originally issued financial statements addressed provisions of Rule 15c3-3 by incorrectly referring to paragraph (k)(2)(ii). The correct reference is paragraph (k)(2)(i) which is now correctly identified in Note D.

26501 Ridge Road · Damascus, Maryland 20872 · Phone (301) 253-3700 · Fax (240) 597-5900 · james_kerich@kerich.net